UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40269

Northern Genesis Acquisition Corp. III

(Exact name of registrant as specified in its charter)

4801 Main Street, Suite 1000, Kansas City, MO 64112
(816) 514-0324

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share
Units, each consisting of one share of common stock and one-quarter of one redeemable warrant
Redeemable Warrants, each warrant exercisable for shares of common stock at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: one

Pursuant to the requirements of the Securities Exchange Act of 1934, Northern Genesis Acquisition Corp. III has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Northern Genesis Acquisition Corp. III

Date: April 11, 2023	By:	/s/ Michael Hoffman
Michael Hoffman President